

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2010

Barbra E. Kocsis
ML Bluetrend FuturesAccess LLC
c/o Merrill Lynch Alternative Investments LLC
1200 Merrill Lunch Drive (1B)
Pennington, NJ 08543

> **Re:** **ML BlueTrend FuturesAccess LLC**
> **Amendment No. 4 to Registration Statement on Form 10**
> **Filed August 19, 2010**
> **File No. 000-53794**

Dear Ms. Kocsis:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Mark Borrelli, Esq.
Sidley Austin LLP
Via facsimile (312) 853-7036